Exhibits

Exhibit 4.25

Alfredo Goyanes Esq

Valualia SL

Jualian Hernandez 12

Bloque B

2° Piso, 28043

Madrid

Spain

9 April 2004

Dear Alfredo

I write to confirm the agreement which we have reached regarding the change to the date upon which you will take up your employment as Executive Director pursuant to the Service Agreement dated 30 March 2004 (“Agreement”).

We have agreed that your Employment (as defined in the Agreement) which was due to have commenced on 8 April 2004 will now take effect from the date (the “Commencement Date”) immediately following the date upon which the filing of the Group Accounts with the US Securities and Exchange Commission, in accordance with applicable US law and regulation, is made. “Group Accounts” for this purpose shall mean the Annual Report and 20F of the Company and its subsidiaries (the “Group”) for the financial year ended 31 December 2003 including the consolidated financial statements of the Group for that year set out therein. We have further agreed that the second sentence of Clause 2.1 of the Agreement shall be replaced by the following: “On conclusion of the Extraordinary General Meeting of the Company convened to be held on 6 May 2004 the Executive shall assume the role of Chief Financial Officer of the Group.”

Accordingly it is agreed that clauses 2.1, 4.4 and 5.9 of the Agreement be amended by substituting for the date of 8 April 2004 where it appears in those clauses the words “the Commencement Date”. In addition in clauses 4.4 and 5.9 of the Agreement the reference to 5 May 2004 shall be changed to 6 May 2004, being the revised date for the holding of the requisitioned Extraordinary General Meeting of the Company to be held that day. Save as expressly varied by this letter the Agreement will remain in full force and effect.

I will be grateful if you would confirm your acceptance of the terms set out in this letter by signing and returning the attached copy letter.

Yours sincerely,

Chairman

Baltimore Technologies Plc

I have read this letter and accept the terms detailed above.

Signature:

Date:

Name: